Electrify Your Adventure!





PHATSCOOTERS.COM

ORDERS BY MONTH IN THOUSANDS USD



$1,000

$800

$600

$400

$200

0

$162 MAY 2019
$324 JUNE 2019
$172 JULY 2019
$271 AUG. 2019
$171 SEPT. 2019
$243 OCT. 2019
$232 NOV. 2019
$403 DEC. 2019
$259 JAN. 2020
$216 FEB. 2020
$359 MAR. 2020
$628 APRIL 2020
$943 MAY 2020
$305** $693* JUNE 2020
$880* JULY 2020

*SOLD OUT OF GOLF AND SPORT.
**ORDERS CANCELED OR UNABLE TO BE PLACED BECAUSE OF LEAD TIMES

THE COMPANY

Founded in the spring of 2017 and shipping its first products early summer that year, Phat Scooters® has become a sensation. Referred to as the Mercedes-Benz of electric scooters, Phat Scooters® has quickly grown from obscurity to becoming the leader in two-wheel, single rider, electric vehicles. NFL, MLB and NHL teams, chart topping musicians, elite PGA golfers and Hollywood royalty are all avid fans and buyers of the product. With enthusiastic and loyal early adopters, top notch customer service and personalized design, we're making electric vehicles accessible and fun for everyone.



PROBLEM

The transportation industry is in the midst of the biggest change since Henry Ford introduced the horseless carriage.

Uber, Lyft, Bird, Lime, Waymo, Tesla have all created billion-dollar brands by changing the landscape of transportation.

It is highly possible the children of today will never sit behind the wheel of a vehicle and drive to their destination.

Instead, autonomous is the future and companies are clamoring for short-distance and last mile solutions.



WHAT SETS US APART

PHATTY, SPORT, HD, HD GOLF, PHLEET, PHLEX

1-piece, welded handlebar assembly for added safety.

Ultra bright angel LED headlight with daylight running safety light.

Electronics are neatly tucked away and hidden from the elements.

Charges in 2-6 hours with a standard 110 w outlet. Removable quick change 20Ah battery available in HD units.

2020 HD

Premium, hydraulic shocks for a smooth and controlled ride.

High-powered, 1200w or 2000w electronic motor stored safely inside wheel hub.

SOLUTION

Long distance transportation is on the cusp of massive change. The need for short distance, urban, and neighborhood transportation is growing rapidly.

The solution is Phat Scooters®, with options from our foldable PHLEX unit that fits in your trunk or under your RV, to the Phatty and Sport that are perfect for trails, roads and bike paths. The 2018 and 2019 Golf Digest Editor's Choice Winner HD Golf is the leader in single rider golf vehicles and is revolutionizing the golf vndustry. Phat Scooters® are a cost effective and fun transportation solution for riders of all ages and ability.

The best looking 100% electric scooters on the market — with the performance to match. Phat Scooters® are an exciting way to change the way you commute and explore the places you love.



HIGH MARGIN PERSONALIZATION

Landed cost for a base model Phatty $1,050, with average retail of $2,495.

Average sale after customization $3,800

————————

FENDER WRAPS
Cost $150 / Retail $300

ROCKFORD FOSGATE SPEAKER
Cost $300 / Retail $900

BOSS SPEAKERS
Cost $50 / Retail $300

BASKETS
Cost $28 / Retail $125

FLOORBOARD
Cost $20 / Retail $150

FENDER WRAPS
Cost $150 / Retail $300

CUSTOM PAINT
Cost $125 / Retail $900

LED UNDERLIGHTING
Cost $24 / Retail $200



Wrapped Light Shroud
Wrapped with your custom designed pattern.

Custom Seat
Colors to match your scooter.

Wrapped Fenders
Wrapped with your custom designed pattern.

Rockford Fosgate Speaker
Wrapped with your custom designed pattern.

Custom Footboard Graphic
Professionally designed with one of our in-house designers to fit your taste perfectly.

Powder Coated Frame Color
Any color under the sun to match your scooter theme.

BASE MODEL: $2,195 | AS SHOWN: $5,495

COUNTLESS WAYS TO CUSTOMIZE YOUR RIDE

Custom designed scooter accessories that fit perfectly on our products. High margins and high sell through. Phat Scooters® gives everyone a way to express their own style.



Rod Basket



Custom Footboards



Bern Helmets



GPS



Boss Audio Speakers



Metal Cupholder



Metal Phone Holder



Wheel Lock



Metal Lockable Basket



Rear View Mirrors



LED Underlighting



Hitch Mount Carrier



Rockford Fosgate Speakers



Maintenance Kit



Scooter Cover

EXTREME CUSTOMIZATION

Available September 2020 high end customization
(ranging from $10,000-$25,000)

Sidecars for the HD line
Lumilor electrified paint
Limited Edition Artist Series
5,000 Watt+ Rockford Fosgate sound systems





BUSINESS CHANNELS

Phat Scooters® is no one trick pony, the pandemic has proven our recession proof building can move and pivot into and out of different segments as needed including.

• Consumer Sales

• Golf/Resort

• Rentals and Tours

• Corporate Branding

• Liquor and Beer Distributors Promotions

• Phleet – Delivery Scooters

• Scooter Rentals on Demand

• Rentals and Tours through Bike Shops

• Golf and Luxury events

• Agriculture/Construction Transportation

• TV Show Merchandise



Golf like never before with Phat Scooters®

The average golf course in America does **40,000** rounds per year.

The average price of a round is **$40**.

Single riders can increase pace of play by **30%**. -Golf.com

At **$40** per round, that's an additional **$320,000** in new revenue.

Just **20%** of **40,000** rounds is **8,000** more rounds per year.

SINGLE RIDER GOLF STRATEGY

Phat Scooters golf strategy for 2020 and 2021 revolves around the incredibly high demand coming from private gate golf/lifestyle communities. This demand, coupled with a Phat Scooter aligning perfectly with social distancing protocols will continue to make golf a large part of our business going forward.

In 2020, we have secured strategic partnerships with DMB, Blue Star, Troon and Discovery Land Properties. These relationships give us exclusive access to sales events in more than 600 communities with nearly 200 of those being luxury home communities with properties ranging from $1.5M to $100M.

A prime example of this model in action is Pine Canyon in Flagstaff, Arizona (a Troon property). The property owns 8 golf units and 8 Phattys for club and guest use and has more than 100 units owned by members in the community.



   

CANADIAN DISTRIBUTION

Starting in April 2020 Phat entered into a distribution agreement in Canada through a company that previously represented a competitor. With COVID affecting our ability to ship product, Phat Scooters Canada is focused on getting excitement around the product with a strong push for pre-orders for the 2021 golf season.



MARKETING STRATEGY

The Phat Scooters Marketing motto is "access over ownership" and it is the basis of our marketing strategy. Partnerships and collaboration with private communities, artists, agents and events marketing companies coupled with our own social presence and public relations drives thousands of visitors to our site each day.

More than 60% of our customers come to us through existing relationships and partnerships. The "Riding Phat" show, coming this winter, will expand our organic brand awareness and quickly shift our audience to the mass market.



NORTH AMERICAN MADE

Phat has been negatively impacted by the Chinese supply chain, long lead times, poor quality and millions of dollars tied up in inventory.

In 2019 Phat lost more than $2M in revenue because of long lead times (6+ months for our Golf product) and in June 2020 we turned away and refunded more than $300k in revenue that we could not fulfill in the time frame needed (much of that was from golf courses in the North East and Canada with seasonality).

For the last 12 months we have been working diligently to relocate our manufacturing to North America, and in the fall of 2020 we will begin that transition – building our own product while still backfilling with our Chinese suppliers. We have sourced manufacturing channels for all our parts, have quotes and prototypes and can begin assembly from parts before the end of 2020. Over time we can make a full transition to American designed, engineered, and assembled and possibly by late 2021 be able to claim, "Made in America".

This transition will allow a higher price point and higher quality which will reduce costs, tariffs, shipping and the cost of capital to order and hold inventory. We expect total cost per unit will increase less than 5% and we will be able to justify a 15% premium moving our gross margins to 60%+.

This move also allows us to open up a ultra-luxury, ultra-custom line of scooters – those units will start at a retail of $15k and demand for that product is already building.



COMPETITIVE ANALYSIS FOR PHAT GOLF SCOOTERS

MANUFACTURER	RETAIL	MPH	RANGE	MOTOR	BATTERY	HILL CLIMB	WARRANTY	MAX LOAD	SERVICE PLAN	SWAPPABLE BATTERY
PHAT SCOOTER	$3,650	20	30-50	2000 W	19 AH	25°	2 YEAR PARTS 2 YEAR BATTERY	350	Y	Y
FINN SCOOTER	$3,699	15	15	1000 W	?	?	1 YEAR	?	N	N
GOLF BOARD	$4,995	13	10	2 X 1000 W	30 AH	?	1 YEAR	265	N	Y
FAT TIRE	$3,794	15	15	1500 W	20 AH	25°	1 YEAR (LIMITED)	300	N	Y
CARUCA	$3,700	10	20	1400 W	100 AH	?	?	300	N	N
SKOOZA	$4,195	28	35	1200 W	19AH	15°	2 YEARS	350	N	Y

PATENTS PENDING



Name	Released	Patent Type
Golf Bag Carrier V2	11/19/19	Design
Caddie Carrier	12/6/19	Design/Utility
Beverage Box	12/19/19	Design/Utility
Hidden Cupholder Connector	11/26/19	Utility
Motor Controller	In Design	Design/Utility
Sidecar disconnect	In Design	Design
Hanger Handlebars	In Design	Design
Smart Charger	In Design	Design/Utility
Headlamp/LCD	In Design	Utility
Tow Behind Beverage Cart	In Design	Design
Tow Behind Hitch Mechanism	In Design	Utility



COMING WINTER 2020 TO CRACKLE TV/SONY ENTERTAINMENT

Riding Phat is the next big enthusiast reality show featuring the brands, celebrities, and lifestyle that has made Phat Scooters® a viral sensation. Phat is the envy of luxury brands with top tier athletes, Hollywood royalty, professional sports teams, and premium brands lining up to buy the product. Many A-listers have 6 or more Phat Scooters at their homes and offices - each customized to perfectly reflect their personal brand.

Based in Arizona, the show follows the challenges the Phat Scooters® team faces as they continue their meteoric growth and the entrepreneurial challenges of long hours, cash crunches, and an insane insistence on quality and innovation to deliver one of a kind scooters for high-end clients.

Confirmed guest appearances by The Murray Brothers, Michael Waltrip, Terrell Owens, and other NFL, PGA, and MLB stars.

View the Sizzle Reel:

https://www.youtube.com/watch?v=6iIrS9dxSvc

See upcoming segments:

https://www.youtube.com/watch?v=KRItZqvo04E&t
https://www.youtube.com/watch?v=sK360dlXCUM&t



Crackle audience

- Exclusive to Crackle Streaming Service (10+ m viewers per month)
- After six months then the show will enter distribution through Sony Picture Television for a total of five years
- 60% of ad revenue will be paid to Phat Scooters

 +

VALUATION

Precedent Transaction Analysis of 20 available transactions by a 3rd party investment bank shows that Phat should expect an 8.1X multiple of EBITDA or a 2.6X multiple on revenue (before discounts) on its future valuation or upon exit.

Phat's focus on developing IP in the Neighborhood Electric Vehicles (NEV) Market and our new journey into a media company (with the Riding Phat docuseries) could affect these numbers significantly and press the upper limits of valuation.



2.6X REVENUE+

EXIT STRATEGY

Phat has maintained its direct to customer sales strategy in the US with the understanding that a potential exit partner would likely bring their own distribution. Phat expects offers to exit in the next 36-48 months and potential targets include and will consider an possible IPO (TSX) if the market conditions are optimal.

POTENTIAL EXIT STRATEGIES INCLUDE

UTV/Motorcycle Manufacturers

Harley Davidson

Polaris

Bombardier

Golf cart manufacturers

EZ Go

Club Car

Yamaha

Electric vehicle manufacturer

Tesla

Nikola

GM

Ford

Ninebot











FIVE YEAR REVENUE FORECAST

WITH $8M CAPITAL INFUSION



$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
$1,000,000
$2,100,000
$2,850,000
$7,435,500
$14,000,000
$26,300,000
$38,300,000
$53,400,000
WITH $2.5M INVESTMENT
WITH $5.5M INVESTMENT
2017
2018
2019
2020
2021
2022
2023
2024

Forward-Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

REVENUE, COG, COA TRENDS PER SCOOTER



COST OF ACQUISITION

COGS ON BASE SCOOTER (PARTS, TARIFF, CUSTOMS)

AVERAGE SCOOTERS SALE W/ CUSTOMIZATION

*2019 SAW TARIFFS INCREASING AND PHAT TRYING OUT ONLINE MARKETING CAMPAIGNS TO ATTRACT NEW AUDIENCES. Q1 2020 WE FOUND OUR "AUDIENCE" WITH ONLINE MARKETING

** NORTH AMERICAN PRODUCTION FOR THE FIRST 30 MONTHS OF THE COMPANY WE DID NO REAL MARKETING

Chart showing revenue, COG, and COA trends per scooter from 2017 to Q4 2021, with Y-axis from $0 to $5,000. Categories: 2017, 2018, Q1/Q2 2019, Q3/Q4 2019*, Q1 2020, Q2 2020, Q3 2020, Q4 2020**, Q1 2021, Q2 2021, Q3 2021, Q4 2021.

MARKET TRENDS

In the next 6 years the electric scooter market is expected to grow from $30 to $40 Billion Dollars while the golf cart industry is expected to grow from $1.65-$2.25 Billion Dollars.

Phat exists in both of these spaces with a focus on a new emerging subsegment of the market defined Neighborhood Electric Vehicles (NEV's) this market is fast growing with expected growth rates of 15% annually from $4.4 Billion in 2020 to $5.65 Billion in 2025.



NEV MARKET USD IN BILLIONS

Sources:

https://www.gminsights.com/industry-analysis/electric-motorcycles-and-scooters-market

https://www.marketwatch.com/press-release/neighborhood-electric-vehicle-nev-market-share-size-2020-industry-growth-business-revenue-future-plans-top-key-players-business-opportunities-global-size-analysis-by-forecast-to-2025-market-reports-world-2020-06-23

https://www.alliedmarketresearch.com/press-release/golf-cart-market.html#:~:text=According%20to%20a%20recent%20report,billion%20by%202026%2C%20registering%20a

INVESTMENT OPPORTUNITY

ESTIMATED USE OF PROCEEDS FOR $2.5M RAISE

INVENTORY

$650k for inventory (HD/Sport) in process

$100k for the new sidecar inventory

$800k in initial inventories of parts for US assembly

IP

$75k to Linear Labs to finish our new motor

$75k to L1 Technologies to finish new LCD and

$50k in patent protection costs

$25k to complete our motor controller

$50k to build a mobile app/keyless start

$50k for a new website to increase conversion

CAP EX

$625k in machinery/deposits/build out to setup Phoenix manufacturing



EXECUTIVES



PETER JOHNSON
CEO & CO-FOUNDER

Peter is an established entrepreneur and proven leader with a successful history of developing and launching Eco-friendly products and businesses. Peter's extensive background consists of 15-plus years of product production, design and sales. Previous President of Eco Aluminum Pallets and current President of KloudBlu Technology Solutions.



DERRICK MAINS
PRESIDENT

Derrick is a gifted serial entrepreneur and experienced executive with extensive knowledge of growing and scaling businesses towards profitability and exit. Derrick has worked with more than 140 companies including working on sustainability strategy for two Fortune 5. Derrick is also the Founder of AMP Systems, a Management Operating philosophy specifically designed to help organizations that are in their growth phase.



RICK JOHNSON
COO

Rick has spent over 30 years in the fabrication and production of high-end products. He has established and organized 6 production facilities while hiring and managing over 700 employees over the span of these 6 facilities averaging 25 to 50 employees at any given time. Rick maintains the highest standards for organization and production optimization.



BEAU RALPHS
CO-FOUNDER

Beau is a proven entrepreneur and inventor with a successful track record of bringing innovative and environmentally sound products and brands to market. With more than 15 years of experience in product design and manufacturing, Beau is currently serving as President of Noid Tech, LLC as well as President of Premier Copper Products, LLC.



ERIK DORR
VP CORPORATE SALES

Erik is a senior level sales and marketing executive with a proven track record in strategic business planning, relationships and multi-function sales execution. His career has centered around hospitality and finding solutions for hotels, resorts, golf clubs, and casinos around the globe. He has represented some the best hospitality technology providers in the industry such as Infor, Kronos, Amadeus Delphi/Daylight, Intelity, and I-Sites.

THE TEAM



DREW MCFARLAND Director of Development & Partnerships

Drew is a proven leader with an extensive background in marketing, promotion, brand development and special events. Garnering over 10 years of experience in the sports marketing and Entertainment world, Drew worked directly for Wayne Gretzky as President of Wayne Gretzky Authentic for 7 years prior to founding Nadlang Sports Marketing. Drew's network and gift to connect the dots has built powerhouse business partnerships that drive revenue and brand exposure.



JOE DIGGS Director of Business Development

Joe has been a hospitality veteran for two decades, running large hotels, restaurants and nightclubs. He has also spent a significant time in the medical cannabis industry operating several multi-unit companies as Director of Retail and Chief Operating Officer. Joe has a large network of high-net worth individuals, athletes and executives, and will leverage those contacts for Phat Scooters® as we develop our corporate buying programs.



MATT JONES Director of Golf Sales - Southwest

Matt is an Arizona based, former PGA Professional who leads our golf division. He operated his own executive recruitment and staffing business for 18 years, building up a large rolodex of local and national clients. Most recently he ran the Corporate Sales along with Events and Marketing for Jack Grace, a boutique golf shoe company where he tripled sales in his tenure. Matt is expanding our rapidly growing golf segment at both public courses and private clubs, showcasing the revenue benefits of our single rider Golf HDs.



CAITLIN STREMPEL Director of Marketing

Caitlin, a marketing strategist and SEO expert, has been in the industry for 13 years working with and consulting for local businesses all the way to large-scale, national and international brands such as Under Armour, Lexus, P&G's Olay, and Yahoo! Her expertise lies in crafting marketing strategies and executing large-scale campaigns that drive awareness and revenue.

PHAT INFLUENCER PARTNERS AND CUSTOMERS



MICHAEL WALTRIP



PAT PEREZ



BLAIR O'NEAL



JOEL MURRAY



RICKIE FOWLER



CHARLEY HOFFMAN

Corporate Customers
Casamigos Tequila
Square One Concepts
Restaurant Group
Lyft
Grey Goose
Thunderbird Charities
Glenfiddich
Patrón
Willam Murray Golf
Kona Brewing
Four Peaks Brewing Company
Phoenix Coyotes
100 Club – Police
Bravada Yachts
JAAM Charities
Malbon Golf
Boys and Girls Club
Den Real Estate
PXG Golf
Salt River Police
Tiger Woods Foundation
Volcom

Resorts and Golf Clubs
Pasea Resorts
Omni La Costa Resort
Monarch Beach Resort
Whirlwind Golf Course Continental
Golf Course Stonecreek Golf Course
Bloomingdales Golfers Club
Northdale Golf and Tennis Club
Landsbrook Golf Club
Sunny Hill Golf Resort

Celebrities and Athletes
Michael Rosenbaum, Michael Meldman, Rande Gerber, Johnjay Van Es, Glendon Rusch, Michael Jordan, Mark Mulder, Russ Ortiz, Clayton Kershaw, Chase Utley, Dave Martinez, Ricky Barnes, Matt Kuchar, Denny Hamlin, Richard Jefferson, Jake Owen, Bryce Harper, Kayla Harper, Gary Levox, Dan + Shay, Carly Pearce, Patrick Peterson, Dak Prescott, Ezekiel Elliott, Justin Durant, Tyron Smith, Travis Frederick, Zack Martin, Jamize Olawale, Anthony Brown, Demarcus Lawrence, Dave "The Groot" Grutman, Phil Mickelson, Johnny Miller, Jessica Biel, Kristy Swanson, Rickie Fowler, Reggie Bush, Odell Beckham Jr.

PHAT CORPORATE PARTNERSHIPS

Phat Scooters® is proud to partner with notable companies across the country, including Atmosphere, William Murray Golf, and Rockford Fosgate. A branded scooter is an innovative tactic that turns heads and initiates conversation everywhere it goes.



 Rockford Fosgate®

 A T M O S P H E R E



VOLCOM
ROAD RAGER

PHAT CHARITABLE PARTNERSHIPS

Auctioning a Phat Scooters® Electric Scooter at your event is a great way to captivate your audience and spark conversation. They are a new way to promote and brand your charity or cause prior to and during the event. Sold best at a live auction, an HD or HD Golf Scooter usually sells for at least $6,000 and a Phatty or Sport Scooter will sell for $3,500 or more. Phat Scooters® are the perfect item to add luxury and excitement to any auction.

Tiger Woods Foundation

Derek Jeter Foundation

Hootie and The Blowfish Charities

Patrick Peterson Foundation

Marcus Allen Foundation

Thunderbirds

Executive Council Charities

Leukemia Lymphoma Society

Team Taylor

Love Up Foundation

Ricky Barnes Foundation



Charley Hoffman Foundation

Wigged Out

Larry Fitzgerald Foundation

Coyotes Foundation

Russell Wilson Foundation

Cloud Covered Streets

Chive Charities

Michael Phelps Foundation

HSMAI

Arizona Pet Project

Tyson Foods

FORWARD-LOOKING STATEMENTS

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

ELECTRIFY YOUR INVESTMENT WITH PHAT SCOOTERS®



CONTACT DERRICK MAINS –
DERRICK@PHATSCOOTERS.COM
FOR MORE INFORMATION

PHATSCOOTERS.COM